UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Peterson, Mary P.
   5701 South Santa Fe Drive
   Littleton, CO  80120
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Echostar Communications Corporation
   DISH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   04/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Vice President - Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |4/19/0|M   | |56,464            |A  |$2.12500   |                   |      |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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Class A Common Stock       |4/19/0|M   | |7,108             |A  |$6.00000   |63,752             |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |215                |D     |(1)                        |
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                           |      |    | |                  |   |           |2,082              |I     |(2)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$2.12500|4/19/|M   |V|56,464     |D  |(3)  |(4)  |Class A Comm|56,464 |       |84,696      |   |            |
(Right to Buy)        |        |00   |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Employee Stock Option |$6.00   |4/19/|M   |V|7,108      |D  |(5)  |(4)  |Class A Comm|7,108  |       |46,216      |   |            |
(Right to Buy)        |        |00   |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. The number of shares in column 5 represents the total number of shares purchased by the reporting person through EchoStar Communications Corporations's 1997 Employee Stock Purchase Plan to date.
2. On March 8, 2000, the Company issued an additional 60,000 shares of Class A Common Stock to EchoStar
Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The number of shares reported in column 5 represents the total number of shares allocated to the reporting person's account through the Plan to date. The reporting person has dispositive, but no voting power with respect to the shares.
3. The shares underlying the option vested at the rate of 20% per year, commencing on June 10, 1998.
4. Each portion of the option expires five years from the date on which that portion of the option first becomes exercisable.
5. The shares underlying the option vested at the rate of 20% per year, commencing on February 17, 2000.
SIGNATURE OF REPORTING PERSON
Mary Peterson